UF 3-9-05

05035677

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 3/8

SEC FILE NUMBER
8-47531

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SSMT Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1570 Madruga Avenue, Suite 311
(No. and Street)

Coral Gables (City) Florida (State) 33146 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William C. Sussman (305) 669-1191
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UNAUDITED
(Name — if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

RECD S.E.C.
FEB 22 2005
516

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays ...

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

February 29, 1996

Mr. William C. Sussman
President
SSMT Securities Corporation
1570 Madruga Avenue, Suite 311
Coral Gables, Florida 33146

Dear Mr. Sussman:

This is in response to your letter of February 12, 1996, on behalf of SSMT Securities Corporation ("SSMT"), in which you request an exemption from the requirement of filing audited financial statements pursuant to Rule 17a-5 (17 CFR § 240.17a-5).

I understand the pertinent facts to be as follows: SSMT is a registered broker-dealer. You have represented that the business of SSMT is limited to acting as broker (agent) only for Sunshine State Title & Trust Company ("SST&T"). SSMT does not sell any securities other than securities of SST&T.

Rule 17a-5(e)(1)(i) provides in its pertinent part that the financial statements filed pursuant to paragraph (d) need not be audited if, since the date of the previous financial statements filed pursuant to paragraph (d), the business of the broker or dealer has been limited to acting as broker (agent) for an issuer in soliciting subscriptions for securities of such issuer. In addition, such broker (agent) must have promptly transmitted to such issuer all funds and promptly delivered to the subscriber all securities received in connection therewith, and such broker must not have otherwise held funds or securities for or owed money or securities to customers. This exemption is self-operative and a broker or dealer who complies with the provisions therein need not apply for an exemption thereunder.

Sincerely,

Matthew G. McGuire
Staff Attorney

Securities Information Center

March 2, 1999

MAR - 8 1999

William C Sussman
SSMT Securities Corporation
1570 Madruga Ave Ste 311
Coral Gables FL 33146

FINS #848323

Dear Mr. Sussman,

I have received your letter requesting exemption from the Lost & Stolen Securities Program. The exemption has been approved for one of the following reasons, the firm is :

"1) A member of a national securities exchange who effects securities transactions through the trading facilities of the exchange and has not received or held customer securities within the last six months;

2) A reporting institution that, within the last six months, limited its securities activities exclusively to uncertificated securities, global securities issues or any securities issue for which neither record nor beneficial owners can obtain a negotiable securities; or

3) A reporting institution whose business activities, within the last six months, did not involve the handling of securities certificates.

A securities firm that claims an exemption from registration under this provision must realize, however, that if it accepts even one securities certificate for processing, even on an accommodation basis, it will be required to register with SIC and otherwise to participate in the program for at least six months."[1]

Please be aware the NASD has the right to evoke this exemption at any time.

Sincerely,

C.P. Casey

Christopher P Casey
Client Services

P.O. Box 9151
Boston, MA 02205-9151
617.856.4910
617.772.5190 Fax
A Thomson Financial Services Company

[1] Part 240 General Rules and Regulations, Securities Exchange Act 1934

SSMT Securities Corporation

1570 Madruga Avenue, Suite 311
Coral Gables, Florida 33146
(305) 662-1991
Facsimile Number (800) 450-5591

January 7, 2005

Via Certified Mail #7001 1940 0005 2802 6456

Securities and Exchange Commission
450 5th Street
Washington, DC 20006

Via Certified Mail #7001 1940 0005 2802 6449

Southeast Regional Office
Securities & Exchange Commission
1401 Brickell Avenue, Suite 200
Miami, FL 33131

Via Certified Mail # 7001 1940 0005 2802 6432

NASD Regulation, Inc.
Attention: Eleanor M. Sabalbaro
9509 Key West Avenue, 4th Floor
Rockville, MD 20850

Re: SSMT Securities Corporation

Dear Sir or Madam:

Enclosed please find unaudited financial statement for SSMT Securities Corporation as of December 31, 2004. Also enclosed are copies of letter from Matthew G. McGuire, SEC Staff Attorney, dated February 29, 1996, and letter from Christopher P. Casey of the Securities Information Center dated March 2, 1999 approving our exemption from filing an audited statement.

Sincerely,

William C. Sussman
President

Enclosure
F:\WP8\DOCS\NASDAUD.LTR

SSMT SECURITIES CORPORATION

STATEMENT OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1

AS OF

12/31/04

TOTAL ASSETS	$	17,025
LESS TOTAL LIABILITIES		0
NET WORTH		17,025
ADD SUBORDINATED LOANS		0
ADJUSTED NET WORTH		17,025
LESS NON-ALLOWABLE ASSETS		0
CURRENT CAPITAL		17,025
LESS HAIRCUTS		84
NET CAPITAL		16,941
REQUIRED NET CAPITAL		5,000
EXCESS NET CAPITAL	$	11,941
AGGREGATE INDEBTEDNESS	$	0
AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.00%

SSMT SECURITIES CORPORATION
HAIRCUT ANALYSIS
AS OF
12/31/04

POSITION

SECURITIES SUBJECT TO 40% H.C.

LONG	$	0.00
SHORT	$	0.00

SECURITIES SUBJECT TO 15% H.C.

LONG	$	0.00
SHORT	$	0.00
TNC =	$	17,025.00

HAIRCUTS:

1.- 40% H.C.

LONG $	0.00	X 40%	$	0.00
SHORT $	0.00	X 40%	$	0.00

2.- 15% H.C. ON THE GREATER OF THE LONG OR SHORT

LONG $	0.00	X 15%	$	0.00

EXCESS HAIRCUT:

THE LESSER OF LONG OR SHORT	$	0.00		
LESS 25% OF THE GREATER OF THE LONG OR SHORT POSITION	($	0.00)		
EXCESS 15% X	$	0.00	$	0.00

UNDUE CONCENTRATION: (based on 10.00% TNC)

ANY SECURITY >500 SHARES & > $ 10,000.00

STOCK VAL. $0.00 100% H.C. UNDUE CONC.

TOTAL OF UNDUE CONCENTRATION $ 0.00

OTHER HAIRCUT:

TYPE		BALANCE	HAIRCUT		SUBTOTAL		
PENALTY ON CD	$	83.96	100.00%	$	83.96		
TOTAL OF OTHER HAIRCUT						$	83.96
TOTAL HAIRCUT						$	83.96

SSMT SECURITIES CORPORATION

SCHEDULE OF NON-ALLOWABLE ASSETS
AS OF
12/31/04

ACCOUNT NAME	AMOUNT
Organizational Costs	$ 20,231.91
Accum. Amort. - Org. Costs	< 20,231.91>
TOTAL NON-ALLOWABLE ASSETS	$ 0.00

SSMT SECURITIES CORPORATION

SCHEDULE OF AGGREGATE INDEBTEDNESS
AS OF
12/31/04

ACCOUNT NAME	AMOUNT
TOTAL AGGREGATE INDEBTEDNESS	$ 0.00

SSMT SECURITIES CORP.
Balance Sheet
as of December 31, 2004

ASSETS

Current Assets		
Certificate Of Deposit(s)	$ 17,010.41	
Acc Int Receivable - CD	14.45	
Total Current Assets		$ 17,024.86
Total Assets		$ 17,024.86

SSMT SECURITIES CORP.
Balance Sheet
as of December 31, 2004

LIABILITIES AND STOCKHOLDERS' EQUITY

Equity		
Common Stock	$ 1,000.00	
Additional Paid in Capital	32,759.16	
Retained Earnings	(17,021.49)	
Profit & Loss (Ytd)	287.19	
Total Equity		17,024.86
Total Liabilities & Equity		$ 17,024.86

SSMT SECURITIES CORP.
Statement of Income and Expenses
for the period ending December 31, 2004

	Current Period	Year to Date	M-T-D %	Y-T-D %
Sales				
Interest Income	$ 14.45	$ 287.19	100.0	100.0
Total Sales	14.45	287.19	100.0	100.0
Gross Profit	14.45	287.19	100.0	100.0
Net Profit <Loss>	14.45	287.19	100.0	100.0
Net Profit <Loss> before Tax	14.45	287.19	100.0	100.0
Net Profit <Loss> after Tax	$ 14.45	$ 287.19	100.0	100.0

Detailed General Ledger - Year-To-Date 12/31/04

SSMT SECURITIES CORP.

Date	Cd Type	Reference	Description		Amounts	
01200 - Certificate of Deposit					$16,705.30	**
1/31/04	5 Journal Entry	01	To Credit Previous Month's Acc		$32.37	*
2/29/04	5 Journal Entry	01	To Credit Previous Month's Acc		$32.43	*
3/31/04	5 Journal Entry	01	To Credit Previous Month's Acc		$32.49	*
4/30/04	5 Journal Entry	01	To credit previous month's acc		$32.56	*
5/31/04	5 Journal Entry	01	To Credit Previous Month's Acc		$31.57	*
6/30/04	5 Journal Entry	01	TO CREDIT PREVIOUS MONTH'S ACC		$32.68	*
7/31/04	5 Journal Entry	01	TO CREDIT PREVIOUS MONTH'S ACC		$31.63	*
7/31/04	5 Journal Entry	02	INTEREST JULY 1ST TO 19TH		$16.15	*
8/31/04	5 Journal Entry	01	TO CREDIT PREVIOUS MONTH'S ACC		$5.58	*
9/30/04	5 Journal Entry	01	To Credit Previous Month's ACC		$14.39	*
10/31/04	5 Journal Entry	01	TO CREDIT PREVIOUS MONTH'S ACC		$14.41	*
11/30/04	5 Journal Entry	01	Credit previous month's accrua		$14.42	*
12/31/04	5 Journal Entry	01	TO CREDIT PREVIOUS MONTH'S ACC		$14.43	*
----------------	Total Entries			$305.11 DR	$0.00	CR
	Ending Balance				$17,010.41	**
01220 - Acc Int Receivable - CD					$32.37	**
1/31/04	5 Journal Entry	01	To Credit Previous Month's Acc		$32.37-	*
1/31/04	5 Journal Entry	02	To Accrue Int. rec. on CD		$32.43	*
2/29/04	5 Journal Entry	01	To Credit Previous Month's Acc		$32.43-	*
2/29/04	5 Journal Entry	02	To Accrue Int. rec. on CD		$32.49	*
3/31/04	5 Journal Entry	01	To Credit Previous Month's Acc		$32.49-	*
3/31/04	5 Journal Entry	02	To Accrue Interest Rec. on CD		$32.56	*
4/30/04	5 Journal Entry	01	To credit previous month's acc		$32.56-	*
4/30/04	5 Journal Entry	02	To accrue interest rec. on CD		$31.57	*
5/31/04	5 Journal Entry	01	To Credit Previous Month's Acc		$31.57-	*
5/31/04	5 Journal Entry	02	To Accrue Interest Receivable		$32.68	*
6/30/04	5 Journal Entry	01	TO CREDIT PREVIOUS MONTH'S ACC		$32.68-	*
6/30/04	5 Journal Entry	02	TO ACCRUE INTEREST REC. ON CD		$31.63	*
7/31/04	5 Journal Entry	01	TO CREDIT PREVIOUS MONTH'S ACC		$31.63-	*
7/31/04	5 Journal Entry	03	TO ACCRUE FOR INTEREST REC.		$5.58	*
8/31/04	5 Journal Entry	01	TO CREDIT PREVIOUS MONTH'S ACC		$5.58-	*
8/31/04	5 Journal Entry	02	TO ACCRUE INTEREST REC. ON CD		$14.39	*
9/30/04	5 Journal Entry	01	To Credit Previous Month's ACC		$14.39-	*
9/30/04	5 Journal Entry	02	To Accrue Interest Rec. on CD		$14.41	*
10/31/04	5 Journal Entry	01	TO CREDIT PREVIOUS MONTH'S ACC		$14.41-	*
10/31/04	5 Journal Entry	02	TO ACCRUE INTEREST REC ON CD		$14.42	*
11/30/04	5 Journal Entry	01	Credit previous month's accrua		$14.42-	*
11/30/04	5 Journal Entry	02	Accrue interest rec. on CD		$14.43	*
12/31/04	5 Journal Entry	01	TO CREDIT PREVIOUS MONTH'S ACC		$14.43-	*
12/31/04	5 Journal Entry	02	TO ACCRUE INTEREST REC ON CD		$14.45	*
----------------	Total Entries			$271.04 DR	$288.96	CR
	Ending Balance				$14.45	**
01970 - Organizational Costs					$20,231.91	**
----------------	Total Entries			$0.00 DR	$0.00	CR
	Ending Balance				$20,231.91	**
01980A - Accum. Amort. - Org. Costs					$20,231.91-	**
----------------	Total Entries			$0.00 DR	$0.00	CR
	Ending Balance				$20,231.91-	**

Detailed General Ledger - Year-To-Date 12/31/04

SSMT SECURITIES CORP.

Date	Cd Type	Reference	Description			Amounts		
05000 - Common Stock						$1,000.00-		**
****************	Total Entries			$0.00	DR	$0.00	CR	
	Ending Balance					$1,000.00-		**
05200 - Additional-Paid-In-Capital						$32,759.16-		**
****************	Total Entries			$0.00	DR	$0.00	CR	
	Ending Balance					$32,759.16-		**
05500 - Retained Earnings						$17,021.49		**
****************	Total Entries			$0.00	DR	$0.00	CR	
	Ending Balance					$17,021.49		**
06600 - Interest Income						$0.00		**
1/31/04	5 Journal Entry	02	To Accrue Int. rec. on CD			$32.43-		*
2/29/04	5 Journal Entry	02	To Accrue int. rec. on CD			$32.49-		*
3/31/04	5 Journal Entry	02	To Accrue Interest Rec. on CD			$32.56-		*
4/30/04	5 Journal Entry	02	To accrue interest rec. on CD			$31.57-		*
5/31/04	5 Journal Entry	02	To Accrue Interest Receivable			$32.68-		*
6/30/04	5 Journal Entry	02	TO ACCRUE INTEREST REC. ON CD			$31.63-		*
7/31/04	5 Journal Entry	02	INTEREST JULY 1ST TO 19TH			$16.15-		*
7/31/04	5 Journal Entry	03	TO ACCRUE FOR INTEREST REC.			$5.58-		*
8/31/04	5 Journal Entry	02	TO ACCRUE INTEREST REC. ON CD			$14.39-		*
9/30/04	5 Journal Entry	02	To Accrue Interest Rec. on CD			$14.41-		*
10/31/04	5 Journal Entry	02	TO ACCRUE INTEREST REC ON CD			$14.42-		*
11/30/04	5 Journal Entry	02	Accrue interest rec. on CD			$14.43-		*
12/31/04	5 Journal Entry	02	TO ACCRUE INTEREST REC ON CD			$14.45-		*
****************	Total Entries			$0.00	DR	$287.19	CR	
	Ending Balance					$287.19-		**
****************	Grand Totals:			$576.15	DR	$576.15	CR	
	Account Totals:					$0.00		

Year-to-Date Trial Balance 12/31/04

SSMT SECURITIES CORP.

Account No.	Account Name	Debit	Credit
01010	Petty Cash	$0.00	
01100	Cash In Bank	$0.00	
01200	Certificate of Deposit	$17,010.41	
01220	Acc Int Receivable - CD	$14.45	
01400	Comm. Rec. - Mutual Funds	$0.00	
01410	Comm. Rec - Mutual Funds N/A	$0.00	
01490	Due From Affiliate	$0.00	
01510	Accounts Receivable	$0.00	
01550	Advance To Shareholder	$0.00	
01930	Furniture & Fixtures	$0.00	
01940A	Accum. Dep. - Furn. & Fix.	$0.00	
01950	Office Equipment	$0.00	
01960A	Accum. Dep. - Equipment	$0.00	
01970	Organizational Costs	$20,231.91	
01980A	Accum. Amort. - Org. Costs		$20,231.91
01990	Leasehold Improvements	$0.00	
02000A	Accum. Dep.- L.I.	$0.00	
02210	Deposits	$0.00	
03000	Accounts Payable	$0.00	
03100	Commissions Payable	$0.00	
03300	Accrued Expenses	$0.00	
03320	Due To Affiliate	$0.00	
03400	Payroll Tax Deposits	$0.00	
03420	F.I.C.A. Base Payable	$0.00	
03425	Medicare Payable	$0.00	
03440	Federal Withholding Payable	$0.00	
03500	Federal Income Tax Deposit	$0.00	
03520	Federal Income Tax - Current	$0.00	
03540	State Inc. Tax Deposit-Current	$0.00	
03560	State Income Tax - Current	$0.00	
04990	Subordinated Loan	$0.00	
05000	Common Stock		$1,000.00
05200	Additional-Paid-In-Capital		$32,759.16
05500	Retained Earnings	$17,021.49	
06020	Commissions Inc. - Mutual Fund	$0.00	
06030	Commission Income - (Other)	$0.00	
06600	Interest Income		$287.19
06700	Miscellaneous Income	$0.00	
06800	Other Fees	$0.00	
08520	Automobile	$0.00	
08540	Advertising	$0.00	
08580	Promotions	$0.00	
08600	Commissions - Brokers	$0.00	
08620	Commission Bonus - Brokers	$0.00	
08750	Due Diligence Expense	$0.00	
08760	Clearing Costs	$0.00	
08770	Unsecured Debits & Write-Offs	$0.00	
08790	Entertainment	$0.00	
08800	Dues & Subscriptions	$0.00	
08810	Publications	$0.00	
08820	Education And Seminars	$0.00	
08830	Equipment Rental	$0.00	
08910	Depreciation	$0.00	
08920	Amortization	$0.00	
08950	Management Fees	$0.00	
08960	Legal Fees	$0.00	
08970	Professional Services	$0.00	
09000	Bank Charges	$0.00	
09010	Interest Expense	$0.00	
09020	S I P C	$0.00	

Year-to-Date Trial Balance 12/31/04

SSMT SECURITIES CORP.

Account No.	Account Name	Debit	Credit
09030	Insurance - Group	$0.00	
09040	Insurance	$0.00	
09050	Taxes	$0.00	
09100	Licenses & Registration	$0.00	
09110	Telephone	$0.00	
09160	Miscellaneous Expense	$0.00	
09180	Supplies	$0.00	
09210	Office Expense	$0.00	
09250	Payroll Taxes	$0.00	
09255	Postage	$0.00	
09260	Printing	$0.00	
09270	Express Mail	$0.00	
09280	Rent	$0.00	
09320	Quotations & Research	$0.00	
09370	Salaries - Officer	$0.00	
09371	Salaries - Administration	$0.00	
09380	Contract Labor	$0.00	
09390	Temporary Office Services	$0.00	
09420	Travel	$0.00	
09440	Utilities, Repairs & Maint	$0.00	
09980	Income Taxes	$0.00	
09990	Contributions	$0.00	
	Grand Total		$0.00
	Balance Sheet Total	$287.19	
	Y-T-D Income		$287.19
	Current Period Profit		$14.45

Date	Type	Ref.#	Description	Debit	Credit
1/31/04	JE:	01	To Credit Previous Month's Acc	Control# 278	
	01200		Certificate of Deposit	$32.37	
	01220		Acc Int Receivable - CD		$32.37
1/31/04	JE:	02	To Accrue Int. rec. on CD	Control# 279	
	01220		Acc Int Receivable - CD	$32.43	
	06600		Interest Income		$32.43
2/29/04	JE:	01	To Credit Previous Month's Acc	Control# 276	
	01200		Certificate of Deposit	$32.43	
	01220		Acc Int Receivable - CD		$32.43
2/29/04	JE:	02	To Accrue int. rec. on CD	Control# 277	
	01220		Acc Int Receivable - CD	$32.49	
	06600		Interest Income		$32.49
3/31/04	JE:	01	To Credit Previous Month's Acc	Control# 280	
	01200		Certificate of Deposit	$32.49	
	01220		Acc Int Receivable - CD		$32.49
3/31/04	JE:	02	To Accrue Interest Rec. on CD	Control# 281	
	01220		Acc Int Receivable - CD	$32.56	
	06600		Interest Income		$32.56
4/30/04	JE:	01	To credit previous month's acc	Control# 282	
	01200		Certificate of Deposit	$32.56	
	01220		Acc Int Receivable - CD		$32.56
4/30/04	JE:	02	To accrue interest rec. on CD	Control# 283	
	01220		Acc Int Receivable - CD	$31.57	
	06600		Interest Income		$31.57
5/31/04	JE:	01	To Credit Previous Month's Acc	Control# 284	
	01200		Certificate of Deposit	$31.57	
	01220		Acc Int Receivable - CD		$31.57
5/31/04	JE:	02	To Accrue Interest Receivable	Control# 285	
	01220		Acc Int Receivable - CD	$32.68	
	06600		Interest Income		$32.68
6/30/04	JE:	01	TO CREDIT PREVIOUS MONTH'S ACC	Control# 286	
	01200		Certificate of Deposit	$32.68	
	01220		Acc Int Receivable - CD		$32.68
6/30/04	JE:	02	TO ACCRUE INTEREST REC. ON CD	Control# 287	
	01220		Acc Int Receivable - CD	$31.63	
	06600		Interest Income		$31.63
7/31/04	JE:	01	TO CREDIT PREVIOUS MONTH'S ACC	Control# 290	
	01200		Certificate of Deposit	$31.63	
	01220		Acc Int Receivable - CD		$31.63
7/31/04	JE:	02	INTEREST JULY 1ST TO 19TH	Control# 291	

General Journal - Year-To-Date 12/31/04

SSMT SECURITIES CORP.

Date	Type	Ref.#	Description	Debit	Credit
	01200		Certificate of Deposit	$16.15	
	06600		Interest Income		$16.15
7/31/04	JE:	03	TO ACCRUE FOR INTEREST REC.	Control# 292	
	01220		Acc Int Receivable - CD	$5.58	
	06600		Interest Income		$5.58
8/31/04	JE:	01	TO CREDIT PREVIOUS MONTH'S ACC	Control# 293	
	01200		Certificate of Deposit	$5.58	
	01220		Acc Int Receivable - CD		$5.58
8/31/04	JE:	02	TO ACCRUE INTEREST REC. ON CD	Control# 294	
	01220		Acc Int Receivable - CD	$14.39	
	06600		Interest Income		$14.39
9/30/04	JE:	01	To Credit Previous Month's ACC	Control# 295	
	01200		Certificate of Deposit	$14.39	
	01220		Acc Int Receivable - CD		$14.39
9/30/04	JE:	02	To Accrue Interest Rec. on CD	Control# 296	
	01220		Acc Int Receivable - CD	$14.41	
	06600		Interest Income		$14.41
10/31/04	JE:	01	TO CREDIT PREVIOUS MONTH'S ACC	Control# 297	
	01200		Certificate of Deposit	$14.41	
	01220		Acc Int Receivable - CD		$14.41
10/31/04	JE:	02	TO ACCRUE INTEREST REC ON CD	Control# 298	
	01220		Acc Int Receivable - CD	$14.42	
	06600		Interest Income		$14.42
11/30/04	JE:	01	Credit previous month's accrua	Control# 299	
	01200		Certificate of Deposit	$14.42	
	01220		Acc Int Receivable - CD		$14.42
11/30/04	JE:	02	Accrue interest rec. on CD	Control# 300	
	01220		Acc Int Receivable - CD	$14.43	
	06600		Interest Income		$14.43
12/31/04	JE:	01	TO CREDIT PREVIOUS MONTH'S ACC	Control# 301	
	01200		Certificate of Deposit	$14.43	
	01220		Acc Int Receivable - CD		$14.43
12/31/04	JE:	02	TO ACCRUE INTEREST REC ON CD	Control# 302	
	01220		Acc Int Receivable - CD	$14.45	
	06600		Interest Income		$14.45
			Report Totals	$576.15	$576.15